Puerto Rico Residents Family of Funds

270 Muñoz Rivera Avenue, Suite 1110

San Juan, Puerto Rico 00918

March 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Semi-Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that the Puerto Rico Residents Family of Funds has made disclosure pursuant to such provisions in its Semi-Annual Report on Form N-CSR for the fiscal half year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 7, 2025.

Very truly yours,

Puerto Rico Residents Family of Funds

By:	/s/ William Rivera
Name:	William Rivera
Title:	Treasurer